UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Servotronics, Inc.
(Name of Issuer)

Common Stock, $0.20 value per share
(Title of Class of Securities)

817732100
(CUSIP Number)

KENNETH D. TRBOVICH
960 PORTERVILLE ROAD
EAST AURORA, NEW YORK 14052
(716) 634-4646
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 2022

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1

NAMES OF REPORTING PERSONS:
Kenneth D. Trbovich
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) _

(b) _



3

SEC USE ONLY:


4

SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO



5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
_


6

CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH



7

SOLE VOTING POWER:

502,598



8

SHARED VOTING POWER:



9

SOLE DISPOSITIVE POWER:

502,598 shares



10

SHARED DISPOSITIVE POWER:



11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

502,598 shares



12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
_



13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
20.2%



14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN


TABLE OF CONTENTS


Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or
	Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signature




Item 1. Security and Issuer
     This Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.20 per share ("Common Stock"), of Servotronics, Inc., a Delaware corporation (the "Company").
The principal executive offices of the Company are located at 1110
Maple Street, Elma, New York 14059.

Item 2. Identity and Background
(a)	This Schedule 13D is being filed by Kenneth D. Trbovich,
a citizen of the United States of America ("Mr. Trbovich").
(b)	The address of the principal business and principal
office of Mr. Trbovich is 960 Porterville Road, East Aurora, New
York 14052.
(c)	Consultant
(d)	During the last five years, Mr. Trbovich has not been convicted in a criminal proceeding (excluding traffic violations or
similar misdemeanors).
(e)	During the last five years, Mr. Trbovich has not been a party to
	a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	Mr. Trbovich is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
Mr. Trbovich directly owns 91,171 shares of Common Stock, which were, in part, granted to Mr. Trbovich pursuant to the Company's
Employee Stock Option Plan and, in part, gifted to him from an IRA he received from his father, Mr. Nicolas D. Trbovich Sr., after his death. Mr. Trbovich controls 393,818 shares of Common Stock which are held by Estate of Nicholas D. Trbovich Sr. (the
"Estate"). Mr. Trbovich and his brother, Mr. Michael Trbovich, are the co-executors of the Estate. These shares were acquired by Mr.
Trbovich when his father passed away on August 8, 2017, and he and his brother, Mr. Michael Trbovich, thereafter were appointed executors of the Estate pursuant to the will of Mr. Nicolas D. Trbovich Sr. Mr. Trbovich controls 17,609 shares of Common Stock which are held by the Trbovich Family Foundation (the "Foundation").
Mr. Trbovich is the Trustee of the Foundation and acquired such shares concurrently with his appointment as Trustee after the death of his father.

Item 4. Purpose of Transaction
Mr. Trbovich originally acquired the shares of Common Stock subject to this
Schedule 13D for investment purposes in connection with his employment with the Company. Mr. Trbovich served as the Chief Executive Officer and Chairman of the Board of the Company until December 21, 2021.
Mr. Trbovich is reviewing the condition of the Company and its value to its shareholders and engaging community leaders in such discussions and review. Mr. Trbovich may also engage in dialogues and other communications regarding the Company with other stockholders of the Company, knowledgeable industry or market observers, or other persons. Any such discussions may relate to, among other things, the Company"s value to shareholders, its operating strategies, performance, management succession plans, and corporate governance matters.
Mr. Trbovich may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D and Mr. Trbovich may seek to influence such actions through customary means including presenting his views for consideration to the Company, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of his shareholder rights and may seek to engage other Company shareholders and community leaders in such plans.
Mr. Trbovich intends to review his investment in the Company's shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, Mr. Trbovich may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock, or selling some or all of his shares of Common Stock.

Item 5. Interest in Securities of the Issuer
(a) As of 12:00 p.m., Eastern Daylight time, on the date of this Schedule 13D, Mr. Trbovich beneficially own an aggregate of 502,598 shares of Common Stock (the "Shares"). The Shares represent 20.2% of the Company's Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 2,491,667 shares of Common Stock outstanding as of April 22, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March
31, 2022, filed by the Company with the Securities and Exchange Commission on May 16, 2022.
(b) Mr. Trbovich has sole voting and dispositive power over the 502,598 shares of Common Stock.
(c) Mr. Trbovich has not effected any transactions in the securities of the Company during the past sixty days.
(d) Other than the Estate and the Trust that directly hold the Common Shares of the Company listed in Item 3, no other person, other than Mr. Trbovich, is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings and
Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.  Material to Be Filed as Exhibits
Not applicable.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 2,  2022


/s/ Kenneth D. Trbovich
Kenneth D. Trbovich